SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED

For the transition period from              to

Commission file number 0-20646

Caraustar Industries, Inc.

Employees’ Savings Plan

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

5000 Austell-Powder Springs Road

Suite 300

Austell, Georgia 30106

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caraustar Industries, Inc.

Employees’ Savings Plan

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Independent Auditors’ Report

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Caraustar Industries, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 29, 2007

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
CASH	$1,076	$1,095

PARTICIPANT-DIRECTED INVESTMENTS — At fair value	137,345,364	122,806,897

RECEIVABLES:
Participant contributions	331,666	363,322
Employer contributions	2,602,523	2,635,154

Total receivables	2,934,189	2,998,476

Total assets	140,280,629	125,806,468

LIABILITIES
Excess contributions payable	3,899	0

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	140,276,730	125,806,468
Adjustments from fair value to contract value for fully benefit-responsive investment contacts	8,711	3,897

NET ASSETS AVAILABLE FOR BENEFITS	$140,285,441	$125,810,365

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$11,165,491
Employer contributions	8,087,021
Rollovers from qualified plans	2,417,987

Total contributions	21,670,499
Net appreciation in fair value of investments	8,122,871
Dividends and interest	7,093,008

Total additions	36,886,378

DEDUCTIONS:
Benefits paid to participants	22,045,671
Net transfers out of the Plan	146,589
Deemed distributions of loans to participants	107,613
Administrative expenses	111,429

Total deductions	22,411,302

NET INCREASE	14,475,076
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	125,810,365

End of year	$140,285,441

See notes to financial statements

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the “Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration — The Plan is administered by an Administrative Committee that is appointed by the Board of Directors of the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee for the Plan.

Contributions — Participation in the Plan is voluntary. Each year participants may contribute between 1% and 99% of their annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Any employee, not subject to a collective bargaining agreement, who was hired between July 1, 2001 and March 31, 2006, and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the Company that he/she does not want to contribute or wants to contribute a different amount. Employees not subject to a collective bargaining agreement, hired on or after April 1, 2006 and who are eligible to participate in the Plan and have not selected a particular withholding percentage will automatically have 3% of the withheld and contributed to the Plan instead of the previously required 2%. Participants subject to collective bargaining agreements receive benefits under the Plan based on their collective bargaining agreement.

The Company’s matching contribution is 100% of the participant’s total pretax deferral up to 3% of the participant’s annual compensation and an additional 50% of the participant’s total pretax deferral on the next 2% of the participant’s annual compensation for all employees not subject to a collective bargaining agreement and such match is immediately vested. Company match for employees subject to a collective bargaining agreement may be different due to the collectively bargained employees’ contract.

Effective January 1, 2005, the Company is required to make employee retirement contributions to certain participant accounts, as defined, based on a percentage of a participant’s pensionable earnings and credited service, as defined, at the end of each year as shown below:

Years of Credited Service	Company Contribution
1-4	1.0% of pensionable earnings
5-9	2.0% of pensionable earnings
10-14	2.5% of pensionable earnings
15-19	3.0% of pensionable earnings
20-24	3.5% of pensionable earnings
25+	4.0% of pensionable earnings

Such retirement contributions were $2,364,933 for the year ended December 31, 2006.

Vesting — Participants are fully vested in their contributions and the earnings thereon. Prior to January 1, 2005, vesting in Company matching contributions was based on years of continuous service as defined by the Plan. A participant’s Company matching contributions vest according to the following schedule:

Years of Service	Vested Interest
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

Effective January 1, 2005, participants become immediately vested in Company safe harbor matching contributions made subsequent to December 31, 2004. Participants become fully vested in employer retirement contributions after five years of credited service.

Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts — Forfeited accounts are first used to reduce administrative expenses and then to reduce future Company contributions. Forfeitures were $123,074 and $96,881 for the years ended December 31, 2006 and December 31, 2005.

Benefit Payments — Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested balance in his/her account. The normal age of retirement is 65; however, a participant may receive benefit payments beginning at the age of 59-1/2 without penalty. The form of payment is a lump-sum distribution or an annuity to be paid in monthly, quarterly, or annual installments over a period not to exceed 10 years. Participants may also elect to receive a distribution in-kind for amounts invested in Caraustar Industries, Inc. common stock.

A participant’s pretax contributions and the vested portion of the Company’s matching contributions may be withdrawn before retirement or termination of employment only under certain hardship conditions, as defined by the IRC.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses), benefit payments, and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participants may direct their contributions and the Company’s contributions into various investment options, which include primarily Fidelity mutual funds, a Fidelity collective trust fund, and the Company’s common stock. Participants may change their investment elections at any time.

Loans to Participants — A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the prime rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%. Interest rates on loans to participants ranged from 5.0% to 10.5% as of December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition — Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation — Mutual funds and Company stock are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. The collective trust fund is stated at fair value as determined by the issuer based upon the fair market value of underlying investments of the fund. Collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are stated at the remaining unpaid principal balance, which approximates fair value.

Adoption of New Accounting Guidance — Effective January 1, 2006, the Plan retroactively adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA

Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the accompanying statements of net assets available for benefits present common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as an additional line item showing an adjustment of such contracts from fair value to contract value. The accompanying statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but were not yet paid at December 31, 2006 and 2005.

Administrative Expenses — The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds, loan processing fees, and in service withdrawal fees.

3.	INVESTMENTS

The fair market values of plan assets, that represent 5% or more of the Plan’s net assets, at December 31, 2006 and 2005, are as follows:

	2006		2005
	Shares	Fair Value	Shares	Fair Value
Fidelity Dividend Growth Fund	903,584	$28,625,534	1,004,368	$28,915,771
Fidelity Diversified International Fund	511,761	18,909,567	504,912	16,429,851
Fidelity Balanced Fund	409,712	7,960,704	404,719	7,592,533
PIMCO Total Return Fund	N/A	N/A	639,939	6,719,360
Fidelity Retirement Money Market Fund	7,904,612	7,904,612	6,485,324	6,485,324
Fidelity Freedom 2020 Fund	530,184	8,233,765	N/A	N/A
Caraustar Industries, Inc. common stock	935,007	7,564,204	873,077	7,587,035

During the year ended December 31, 2006, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Registered investment companies	$8,541,195
Caraustar Industries, Inc. common stock	(418,324)

Net appreciation in fair value of investments	$8,122,871

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 2, 2005, that the Plan and the related trust are designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as exempt party-in-interest transactions under ERISA. Fees paid to an affiliate of the Trustee for recordkeeping services totaled $111,429 for the year ended December 31, 2006.

At December 31, 2006 and 2005, the Plan held 935,007 and 873,077 shares, respectively, of common stock of the Company with a fair value of $7,564,204 and $7,857,035, respectively, and cost basis of $10,841,888 and $10,792,056, respectively. During the year ended December 31, 2006, there were no dividends declared on such common stock.

6.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available per the financial statement to the 5500 for the year ended December 31, 2006. No reconciliation was necessary for the year ended December 31, 2005.

2006
Net assets per the financial statements	$140,285,441
Contributions receivables not included on Form 5500	(273,944)
Excess contributions not included on Form 5500	3,899
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,711)

Net assets available for benefits per the Form 5500	$140,006,685

The following is a reconciliation of Net Increase per the financial statements to the Net Change per the 5500 for the year ended December 31, 2006.

2006
Net increase per the financial statements	$14,475,076
Contributions not included on Form 5500	(273,944)
Excess contributions not included on Form 5500	3,899
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(8,711)

Net change per Form 5500	$14,196,320

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

(See Independent Auditors’ Report)

CARAUSTAR INDUSTRIES, INC. EMPLOYEES’ SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

	(b) Identity of Issue, Borrower,	(c) Description of Investment, Including Maturity Date,		(e) Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, and Par, or Maturity Value	(d) Cost	Value
*	COMMON STOCK — Caraustar Industries, Inc.	Common stock, 935,007 shares	**	$7,564,204
*	Fidelity Money Market Trust	Fidelity Retirement Money Market Fund, 7,904,612 shares	**	7,904,612
	Fidelity Capital Trust	Fidelity Value Fund, 38,203 shares	**	3,079,160
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 511,761 shares	**	18,909,567
*	Fidelity Investment Trust	Fidelity Managed Income Portfolio Fund, 875,388 units	**	866,676
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 84,168 shares	**	4,928,053
*	Fidelity Securities Fund	Fidelity Dividend Growth Fund, 903,584 shares	**	28,625,534
*	Fidelity Institutional Trust	Spartan U.S. Equity Index Fund, 68,444 shares	**	3,434,534
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 129,958 shares	**	1,499,719
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2000 Fund, 68,550 shares	**	854,142
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2010 Fund, 303,665 shares	**	4,439,583
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2020 Fund, 530,184 shares	**	8,233,765
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2030 Fund, 357,733 shares	**	5,734,466
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2040 Fund, 304,881 shares	**	2,890,271
*	Fidelity Aberdeen Street Trust	Fidelity Freedom 2050 Fund, 4,595 shares	**	49,399
*	Fidelity Investment Trust	Fidelity Balanced Fund, 409,712 shares	**	7,960,704
*	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 203,486 shares	**	3,565,070
*	Fidelity Commonwealth Trust	Fidelity Mid Cap Stock Fund, 219,847 shares	**	6,406,350
	Pacific Investment Management Company	PIMCO Total Return Fund 607,844 shares	**	6,309,423
	Ariel Funds	Morgan Stanley Small Company Growth — Class B, 78,050 shares	**	985,768
*	Fidelity Puritan Trust	Fidelity Low Priced Stock Fund, 131,760 shares	**	5,736,809
	American Beacon Fund	American Beacon International Equity Fund, 21,624 shares	**	511,194
	Allianz Fund	Allianz NFJ Small Cap Value Fund, 49,091 shares	**	1,534,084
*	PARTICIPANT LOANS — Various plan participants	Interest rates ranging from 5.0% to 10.5%, maturing in 1 to 360 months	**	5,322,277

		Total investments		$137,345,364

*	Indicates a party-in-interest.

**	Cost information is not required to be presented for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	Caraustar Industries, Inc.

	By:	/s/ Barry A. Smedstad
Barry A. Smedstad
Vice President, Human Resources
And Public Relations

EXHIBIT INDEX

Exhibit No.	Document
23	Consent of Deloitte & Touche LLP